SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IMPERIAL PETROLEUM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y3894J187

(CUSIP Number)

Harry N. Vafias

c/o Imperial Petroleum Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Finn Murphy, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 459-7257

July 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y3894J187	13D

1	NAME OF REPORTING PERSONS Flawless Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,126,224
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,126,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,126,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.1%*
14	TYPE OF REPORTING PERSON (see instructions) CO

*

Based on 17,087,339 shares of Imperial Petroleum Inc. common stock outstanding (which excludes 8,376,117 shares of Imperial Petroleum common stock issuable upon exercise of outstanding warrants), and a conversion price of the Series C Convertible Preferred Stock of $2.7383, which is the Ten-Day VWAP for the period ended on the last trading day prior to the date of this Statement.

CUSIP No. Y3894J187	13D

1	NAME OF REPORTING PERSONS Harry N. Vafias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 747,638
	8	SHARED VOTING POWER 5,126,224
	9	SOLE DISPOSITIVE POWER 747,638
	10	SHARED DISPOSITIVE POWER 5,126,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,873,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.5%*
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Based on 17,087,339 shares of Imperial Petroleum Inc. common stock outstanding (which excludes 8,376,117 shares of Imperial Petroleum common stock issuable upon exercise of outstanding warrants), and a conversion price of the Series C Convertible Preferred Stock of $2.7383, which is the Ten-Day VWAP for the period ended on the last trading day prior to the date of this Statement.

Item	1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Imperial Petroleum Inc., a Marshall Islands corporation (the “Issuer”). The principal executive office of the Issuer is located at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

All share amounts reflect the 1-for-15 reverse split of the Common Stock effected by the Issuer on April 28, 2023.

Item	2. Identity and Background

(a)-(c), (f) This Schedule 13D is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation (“Flawless”), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the “Reporting Persons”). The principal business of Flawless is investing in securities. The business address of each of the Reporting Persons is c/o Imperial Petroleum Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The sole officer and director of Flawless is Harry N. Vafias who is the Director, President, Secretary and Treasurer of Flawless. Harry N. Vafias is an individual of Greek citizenship who is the Chief Executive Officer, President and a director of the Issuer and the Chief Executive Officer, President, Chief Financial Officer and a director of StealthGas Inc. and the Non-Executive Chairman of the Board of Directors of C3is Inc.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item	3. Source and Amount of Funds or Other Consideration

On December 3, 2021, StealthGas Inc. effected a spin-off distribution (the “Spin-Off Distribution”) of all of the outstanding shares of the Common Stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, liquidation preference $25.00 per share (“Series A Preferred Stock”), of the Issuer, which was formed to act as the holding company for four tanker vessels. Holders of StealthGas Inc. common stock as of the close of business on November 23, 2021, including the Reporting Persons, received one share (1/15th of one share after giving effect to the reverse stock split effected by the Issuer on April 28, 2023) of the Issuer’s Common Stock and one share of the Issuer’s Series A Preferred Stock for every eight shares and forty-eight shares, respectively, of StealthGas Inc. common stock owned at the close of business on November 23, 2021.

In the Spin-Off Distribution, on December 3, 2021, Flawless and Mr. Vafias acquired (1) 59,212 shares and 68,824 shares (including the 59,212 shares acquired by Flawless) of Common Stock, respectively, and (2) 148,030 shares and 172,063 shares (including the 148,030 shares acquired by Flawless) of Series A Preferred Stock, respectively, in each case in respect of the shares of StealthGas Inc. common stock owned by such Reporting Persons as of the close of business on November 23, 2021.

On November 21, 2022, Mr. Vafias acquired, as compensatory awards, 190,476 shares of restricted Common Stock, 50% of which vested on July 17, 2023 and the remaining 50% of which vest on July 15, 2024, subject to satisfaction of the time-based vesting terms.

On February 14, 2023, entities affiliated with Mr. Vafias entered into memoranda of agreements to sell two drybulk carriers to the Issuer for aggregate cash consideration of $25.5 million and 13,875 shares of Series C Cumulative Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series C Convertible Preferred Stock”), of the Issuer. The Series C Convertible Preferred Stock, which was issued to Flawless on March 27, 2023 pursuant to a Share Purchase Agreement, dated as of February 17, 2023, by and between the Issuer and Flawless, has a dividend rate of 5.00% per annum per $1,000 liquidation preference per share, which is payable in cash or additional shares of Series C Convertible Preferred Stock at the Issuer’s election, and is convertible, at the holder’s option, after the six-month anniversary of issuance, i.e., September 27, 2023, into shares of Common Stock at a conversion price equal to the lower of $7.50 and the preceding ten-day volume weighted average price of the Common Stock, which as of the date of this statement equaled $2.7383; provided, that, in no event shall the conversion price be less than $1.50. The Series C Preferred Stock generally has no voting rights.

On May 15, 2023, Mr. Vafias acquired, as compensatory awards, 547,550 shares of restricted Common Stock, 50% of which vest on May 15, 2024 and the remaining 50% of which vest on May 15, 2025, subject to satisfaction of the time-based vesting terms.

Item	4. Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer’s securities; and other factors and future developments.

Mr. Vafias serves as the Chairman and Chief Executive Officer of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer’s business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer or the operations and conduct of the Issuer’s business will be dependent upon the Reporting Persons’ review of numerous factors, including those listed above, and the Reporting Persons specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

Item	5. Interest in Securities of the Issuer

(a) See Items 11 and 13 on the cover pages to this Schedule 13D for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.

(b) Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.

(c) Other than as set forth in response to Item 3 above, no other transactions in the Issuer’s Common Stock by the Reporting Persons were effected in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 21, 2022, Mr. Vafias entered into a stock purchase agreement with the Issuer and acquired 16,000 shares of the Issuer’s Series B Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), in return for cash consideration of $200,000, which was from Mr. Vafias’s personal funds. The Series B Preferred Stock is not convertible into Common Stock. Each share of Series B Preferred Stock entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Issuer, provided however, that no holder of Series B Preferred Stock may exercise voting rights pursuant to the Series B Preferred Stock that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B Preferred Stock, Common Stock or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Issuer.

Except for the relationships described above and in the responses to Items 4 and 5 herein, none of the Reporting Persons, nor, to the best of their knowledge, any persons identified in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Issuer.

Item	7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated August 4, 2023, among Flawless Management Inc. and Harry N. Vafias.

Exhibit 2: Purchase Agreement, dated as of October  21, 2022, by and between the Issuer and Harry N. Vafias.

Exhibit 3: Share Purchase Agreement, dated as of February 17, 2023, by and between the Issuer and Flawless Management Inc.

Exhibit 4: Statement of Designation of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 3.3 to the Issuer’s Registration Statement on  Form F-1 (File No. 333-262264) filed with the SEC on January  20, 2022)

Exhibit 5: Statement of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K filed with the SEC on October 21, 2022)

Exhibit 6: Statement of Designation of Series C Cumulative Convertible Perpetual Preferred Stock (incorporated by reference to Exhibit 1.5 to the Issuer’s Annual Report on Form 20-F filed with the SEC on April 3, 2023)

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2023

FLAWLESS MANAGEMENT INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias
President

/s/ Harry N. Vafias
Harry N. Vafias